Etude Capital LLC
       800 W 26th STE 404
       Austin, Texas 78705

Mr. Russell Cleveland
RENN Fund Inc.
8080 N. Central Expressway, Suite 210/LB 59
Dallas, Texas 75206

March 14, 2016

Dear Mr. Cleveland:
As discussed, Etude Capital LLC acquired approximately 5.7% of the outstanding common stock of RENN Fund Inc. which makes us your second largest shareholder.
Bradley and Logan at Davenforth as well as myself appreciate your open reception to constructive conversation. We absolutely believe the fund?s recent historical returns should not indicate future performance expectations; however, the market clearly disagrees. The perpetual disconnect between RENN?s stock price and value of the underlying holdings is an absurdity. It?s reassuring that you?ve indicated serious commitment to consider our proposals and share them with the board. The board does not require a shareholder vote for the following actions and should enact them immediately.
? Liquidate all securities related to PetroHunter Energy, Points International, Charles and Colvard, and IDI
Inc.

? Vote in favor of a substantial cash dividend as well as a distribution of shares in Apivio, FitLife Brands, and Bovie Medical.

? Prioritize a sale of its AnchorFree holdings and strive to receive a term sheet by May 1, 2016.
We discussed providing assistance on the sale of AnchorFree holdings. Those securities are carried at a significant discount to fair market value. Past transactions of AnchorFree stock imply a value of almost twice as much as stated in your latest annual filing.
Etude believes that implementing these recommendations would create substantial shareholder value and result in an implied valuation of approximately $1.5  per RENN share, a 50% premium to its recent trading price.
Considering our pleasant dialogue over the past six weeks, I am confident the board will swiftly execute the necessary liquidations to recognize our fund?s value. We are looking forward to working with you on the future of the fund and believe its brightest days are ahead of it.
Sincerely,
/s/ Steven I. Stein
Steven I. Stein
President
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